Vinsent

2:20

00:00 - 00:04

So in Vinsent we're creating a platform for wineries to be able to directly connect with the consumers.

00:05-00:08

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00:09-00:30

As a winery owner, I saw a complete disconnect between the winery and the wine consumer. No feedback loop, no expressions of what really is happening on a consumer level coming back to the winery. That for a product which is supposed to be full of passion and romance and soul and all about connection... it was zero connection.

00:31-00:46

-This current status of the wine industry results in very limited customer loyalty, authenticity problems, and this long supply chain which just adds so much cost and prevents this connection between the wine lover and the winery.

00:47-01:05

So we got to the concept of Vinsent by combining the French "en Primeur" concept and there's a combination of the American concept of "Direct to Consumer" that was and is a bit limited to cult wineries in the California area.

01:06-01:25

-What Vinsent does is impact the understanding, purchase, and consumption of wine by creating a new level of virtual exploration, experience and engagement, and by bringing to life the vineyard to table concept at scale and across geographies.

01:26-01:33

The idea here is basically to create a platform where the winery would onboard and present themselves direct to consumer.

01:34-01:59

-That the wine industry globally generates over three hundred billion dollars a year; at retail, about two-thirds of that goes to the supply chain. We have a lot of staffs along the way between the winery and the consumer. On the consumer side, they walk into a store or even more looking at a website, what do they see? A label. That's about it. They don't really see what's the story of this wine. They don't really see the history of the wine.

02:00-02:08

What we're trying to do is disrupt this industry by shortening the value chain and bringing the consumer directly to the producer.

02:19

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